# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Green Plains Inc., CIK 0001309402
CUSIP: 393222104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, OMAHA, Nebraska (NE), 68106
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0001836192
Persons authorized to receive notices and communications: FREDRICK DISANTO, C/O ANCORA HOLDINGS GROUP, LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio (OH), 44124, 216-825-4000; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ancora Alternatives LLC (CIK 0001836192): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,834,040; sole dispositive power 0; shared dispositive power 5,834,040; aggregate amount beneficially owned 5,834,040 (8.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 1,504,140 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.
- Ancora Merlin, LP (CIK 0001694450): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 63,961; sole dispositive power 0; shared dispositive power 63,961; aggregate amount beneficially owned 63,961 (0% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 30,937 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.
- ANCORA MERLIN INSTITUTIONAL, LP (CIK 0001431892): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,115,537; sole dispositive power 0; shared dispositive power 1,115,537; aggregate amount beneficially owned 1,115,537 (1.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 539,572 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.
- Ancora Catalyst, LP (CIK 0001694346): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 106,309; sole dispositive power 0; shared dispositive power 106,309; aggregate amount beneficially owned 106,309 (0% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 59,565 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.
- Ancora Catalyst Institutional, LP (CIK 0001620142): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,100,843; sole dispositive power 0; shared dispositive power 1,100,843; aggregate amount beneficially owned 1,100,843 (1.6% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 532,465 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.
- Ancora Bellator Fund, LP (CIK 0001991780): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 706,242; sole dispositive power 0; shared dispositive power 706,242; aggregate amount beneficially owned 706,242 (1.1% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 341,601 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.
- Ancora Impact Fund LP - Series Q (CIK 0001873269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 400,904; sole dispositive power 0; shared dispositive power 400,904; aggregate amount beneficially owned 400,904 (0% of the class)
  Comment: This Series Q is part of a series of Ancora Impact Fund LP, a series limited partnership.
- Ancora Impact Fund LP - Series S (CIK 0001873416): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 822,563; sole dispositive power 0; shared dispositive power 822,563; aggregate amount beneficially owned 822,563 (1.2% of the class)
  Comment: This Series S is part of a series of Ancora Impact Fund LP, a series limited partnership.
- Ancora Impact Fund SPC Ltd. - Segregated Portfolio H (CIK 0001873427): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,021,660; sole dispositive power 0; shared dispositive power 1,021,660; aggregate amount beneficially owned 1,021,660 (1.5% of the class)
- ANCORA FAMILY WEALTH ADVISORS, LLC (CIK 0001657660): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,675; sole dispositive power 0; shared dispositive power 6,675; aggregate amount beneficially owned 6,675 (0% of the class)
- Inverness Holdings LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,675; sole dispositive power 0; shared dispositive power 6,675; aggregate amount beneficially owned 6,675 (0% of the class)
- Ancora Holdings Group, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,840,715; sole dispositive power 0; shared dispositive power 5,840,715; aggregate amount beneficially owned 5,840,715 (8.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 1,504,140 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.
- DiSanto Frederick D. (CIK 0001498290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,000; shared voting power 5,840,715; sole dispositive power 4,000; shared dispositive power 5,840,715; aggregate amount beneficially owned 5,844,715 (8.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes an aggregate of 1,504,140 Shares due to ownership of certain Warrants, as further explained in Item 4 and Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Green Plains Inc.
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, OMAHA, Nebraska (NE), 68106
Comment: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 7, 2025, Ancora Alternatives and the Issuer entered into a Secured Line of Credit Agreement (the "Credit Agreement"). The Credit Agreement secures a $30 million revolving credit facility, matures on July 30, 2025, bears interest at 10% on borrowings, and has a 0.5% fee on the unused balance. Interest and fees are due on the fifth of each month.

Additionally, in connection with the Credit Agreement, the Issuer issued 1,504,140 stock warrants at a strike price of $0.01 per share (the "Warrants") to certain of the Reporting Persons, and such Reporting Persons and the Issuer entered into a Warrant Agreement to Purchase Common Stock (the "Warrant Agreements"). The Warrants are exercisable at the option of the holder at any time prior to May 7, 2035, and entitle the holder to purchase from the Issuer one fully paid and non-assessable Share for a price of $0.01 per Share, subject to adjustments as set forth in the Warrant Agreements.

The foregoing descriptions of the Credit Agreement and Warrant Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Credit Agreement and Warrant Agreements, which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 65,399,452 Shares outstanding as of May 5, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025 and (ii) the number of Shares underlying the Warrants held by the Reporting Persons, as applicable.

As of the date hereof, Ancora Merlin beneficially owned directly 63,961 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Merlin Institutional beneficially owned directly 1,115,537 Shares, constituting 1.7% of the Shares outstanding.

As of the date hereof, Ancora Catalyst beneficially owned directly 106,309 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 1,100,843 Shares, constituting 1.6% of the Shares outstanding.

As of the date hereof, Ancora Bellator beneficially owned directly 706,242 Shares, constituting 1.1% of the Shares outstanding.

As of the date hereof, Ancora Impact Q beneficially owned directly 400,904 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Impact S beneficially owned directly 822,563 Shares, constituting approximately 1.2% of the Shares outstanding.

As of the date hereof, Ancora SPC H beneficially owned directly 1,021,660 Shares, constituting approximately 1.5% of the Shares outstanding.

As of the date hereof, Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMAs and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 5,834,040 Shares, constituting approximately 8.7% of the Shares outstanding and consisting of (i) 63,961 Shares beneficially owned directly by Ancora Merlin, (ii) 1,115,537 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 106,309 Shares beneficially owned directly by Ancora Catalyst, (iv) 1,100,843 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 706,242 Shares beneficially owned directly by Ancora Bellator, (vi) 400,904 Shares beneficially owned directly by Ancora Impact Q, (vii) 822,563 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H and (ix) 496,021 Shares held in the Ancora Alternatives SMAs.

As of the date hereof, Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own 6,675 Shares, constituting 0% of the Shares outstanding and consisting of 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own 6,675 Shares, constituting 0% of the Shares outstanding and consisting of 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Ancora Holdings, as the sole member of each of Ancora Alternatives and Inverness Holdings, may be deemed to beneficially own 5,840,715 Shares, constituting approximately 8.7% of the Shares outstanding and consisting of (i) 63,961 Shares beneficially owned directly by Ancora Merlin, (ii) 1,115,537 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 106,309 Shares beneficially owned directly by Ancora Catalyst, (iv) 1,100,843 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 706,242 Shares beneficially owned directly by Ancora Bellator, (vi) 400,904 Shares beneficially owned directly by Ancora Impact Q, (vii) 822,563 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H (ix) 496,021 Shares held in the Ancora Alternatives SMAs and (x) 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Mr. DiSanto beneficially owned directly 4,000 Shares. As the Chairman and Chief Executive Officer of Ancora Holdings, he may be deemed to beneficially own 5,840,715 Shares, constituting approximately 8.7% of the Shares outstanding and consisting of (i) 63,961 Shares beneficially owned directly by Ancora Merlin, (ii) 1,115,537 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 106,309 Shares beneficially owned directly by Ancora Catalyst, (iv) 1,100,843 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 706,242 Shares beneficially owned directly by Ancora Bellator, (vi) 400,904 Shares beneficially owned directly by Ancora Impact Q, (vii) 822,563 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H (ix) 496,021 Shares held in the Ancora Alternatives SMAs and (x) 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, the Reporting Persons hold 1,504,140 Warrants, exercisable for an aggregate of 1,504,140 Shares. Each Warrant entitles the holder thereof to acquire, for a nominal exercise price of $0.01, one Share. The Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 19.8% of the outstanding Shares after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Warrants (the "Beneficial Ownership Limitation"). As of the date hereof, the Beneficial Ownership Limitation does not prohibit the exercise of the Warrants held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

(i) Ancora Merlin
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 63,961
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 63,961

(ii) Ancora Merlin Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,115,537
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,115,537

(iii) Ancora Catalyst
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 106,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 106,309

(iv) Ancora Catalyst Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,100,843
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,100,843

(v) Ancora Bellator
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 706,242
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 706,242

(vi) Ancora Impact Q
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 400,904
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 400,904

(vii) Ancora Impact S
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 822,563
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 822,563

(viii) Ancora SPC H
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,021,660
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,021,660

(ix) Ancora Alternatives
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,834,040
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,834,040

(x) Ancora Family Wealth
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,675

(xi) Inverness Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,675

(xii) Ancora Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,840,715
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,840,715

(xiii) Mr. DiSanto
1. Sole power to vote or direct vote: 4,000
2. Shared power to vote or direct vote: 5,840,715
3. Sole power to dispose or direct the disposition: 4,000
4. Shared power to dispose or direct the disposition: 5,840,715

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 7, 2025, Ancora Holdings and the Issuer entered into the Credit Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Certain of the Reporting Persons own certain Warrants, as defined and described in Item 4 and Item 5 above, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5, and 99.6 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Secured Line of Credit Agreement dated as of May 7, 2025, by and between Green Plains Inc., Green Plains Central City LLC, and Ancora Alternatives LLC (incorporated by reference to Exhibit 10.11 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025).

99.2 - Warrant Agreement to Purchase Common Stock of Green Plains Inc. dated as of May 7, 2025, by and between Green Plains Inc. and Ancora Catalyst Institutional, LP (incorporated by reference to Exhibit 10.12(A) to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025).

99.3 - Warrant Agreement to Purchase Common Stock of Green Plains Inc. dated as of May 7, 2025, by and between Green Plains Inc. and Ancora Catalyst, LP (incorporated by reference to Exhibit 10.12(B) to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025).

99.4 - Warrant Agreement to Purchase Common Stock of Green Plains Inc. dated as of May 7, 2025, by and between Green Plains Inc. and Ancora Merlin Institutional, LP (incorporated by reference to Exhibit 10.12(C) to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025).

99.5 - Warrant Agreement to Purchase Common Stock of Green Plains Inc. dated as of May 7, 2025, by and between Green Plains Inc. and Ancora Merlin, LP (incorporated by reference to Exhibit 10.12(D) to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025).

99.6 - Warrant Agreement to Purchase Common Stock of Green Plains Inc. dated as of May 7, 2025, by and between Green Plains Inc. and Ancora Bellator Fund, LP (incorporated by reference to Exhibit 10.12(E) to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025).

## Signatures
- Ancora Alternatives LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member (05/09/2025)
- Ancora Merlin, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (05/09/2025)
- ANCORA MERLIN INSTITUTIONAL, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (05/09/2025)
- Ancora Catalyst, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (05/09/2025)
- Ancora Catalyst Institutional, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (05/09/2025)
- Ancora Bellator Fund, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (05/09/2025)
- Ancora Impact Fund LP - Series Q: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (05/09/2025)
- Ancora Impact Fund LP - Series S: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (05/09/2025)
- Ancora Impact Fund SPC Ltd. - Segregated Portfolio H: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor (05/09/2025)
- ANCORA FAMILY WEALTH ADVISORS, LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Inverness Holdings LLC, Sole Member (05/09/2025)
- Inverness Holdings LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member (05/09/2025)
- Ancora Holdings Group, LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO (05/09/2025)
- DiSanto Frederick D.: /s/ Fredrick DiSanto, Fredrick DiSanto (05/09/2025)